MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|CONFERENCE CALL NOTICE|

FOR IMMEDIATE RELEASE

MIGENIX Fourth Quarter and Fiscal Year 2006 Financial Results Conference Call & Web Cast Notification

Thursday, July 13, 2006 – 4:15 p.m. ET; 1:15 p.m. PT

Vancouver, BC, CANADA and San Diego, CA, USA, July 6th, 2006 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will host a conference call and web cast on Thursday, July 13th, 2006 at 4:15 p.m. ET (1:15 p.m. PT) to discuss financial results for the fourth quarter and the year ended April 30, 2006.  An update on company activities will also be provided. To participate in the conference call, please dial 416-644-3415 or 1-800-814-3911. The call will be available for replay until July 27th, 2006 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21195544#. The live and archived web cast can be accessed through the company’s website at www.migenix.com for the next 90 days.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company’s clinical programs include drug candidates for the treatment of chronic Hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Extension 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.